

June 9, 2015

Via E-Mail
Brian V. Breheny
Skadden, Arps, Meagher, Slate & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005

> **Re:** **Administradora de Fondos Depensiones Provida S.A.**
> **Schedule 13E-3 filed May 18, 2015**
> **File No. 5-47976**

Dear Mr. Breheny:

We have conducted a limited reviewed of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in your filing.

Schedule 13E-3 - General

1.   In your response letter, provide your analysis as to why the Transaction is not a tender offer. We may have further comments.

2.   Tell us why the Company is not included as a filer on the Schedule 13E-3. We may have further comments.

3.   We note that the Per Share Consideration will be equal to the volume weighted average price at which the Common Shares have traded on the Santiago Stock Exchange during the period beginning on May 7, 2015 and ending on the 3rd business day before the Closing Date, subject to a minimum and maximum specified threshold prices. How and when will you publish the Per Share Consideration based on this formula before the Closing Date such that shareholders can determine what they will receive in the Transaction? We may have additional comments.

4. Explain how shareholders will know the Closing Date of the Transaction. We note that this term is defined as the 3rd business day after the satisfaction or waiver of certain conditions.

Dissemination of Information, page 4

5. In your response letter, tell us how the disclosure document for the Transaction will be distributed to shareholders.

6. Disclose whether the version of the document that will appear on the Company's website will be available in the English language.

Prior Stock Purchases, page 5

7. Since the minimum and maximum purchase prices for the Subject Shares pursuant to the Purchase Agreement are expressed in Chilean pesos, please present converted figures for the recent prior stock purchases listed here, which appear in US dollars.

Significant Corporate Events, page 7

8. While you may include appropriate qualifying language for information about non-filing parties that appears in the Schedule 13E-3, it is inappropriate for the filing parties to disclaim all responsibility for information appearing in their disclosure filing. Please revise.

Purposes, Alternatives, Reasons and Effects, page 13

9. Given that MetLife apparently cannot squeeze-out remaining minority holders of the Company no matter how high its percentage ownership in the Company, explain in further detail the reasons for the Transaction and why MetLife may continue to purchase additional shares thereafter on the open market and in privately-negotiated transactions.

Effect of the Transaction on Unaffiliated Shareholders, page 14

10. Define "trading presence" as used here for purposes of the limited withdrawal rights that may arise with respect to the Common Shares if MetLife holds at least 95% of that class.

11. Quantify the book value of the Common Shares as of a recent date.

12. Explain why the squeeze-out mechanism described here will not be available for MetLife.

Liquidation Value, page 19

13. Quantify the liquidation value of the Common Shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions